Exhibit 99.1

Fitch Affirms Banco de Credito del Peru at 'BBB'; Outlook Stable

RATING ACTION COMMENTARY

Fitch Affirms Banco de Credito del Peru at 'BBB'; Outlook Stable

Thu 12 Jun, 2025- 8:11PM ET

Fitch Ratings - Monterrey- 12 Jun 2025: Fitch Ratings has affirmed Banco de Credito del Peru S.A:s (BCP) Long-Term Local- and Foreign-Currency Issuer Default Ratings (IDRs) at 'BBB' and the Viability Rating (VR) at 'bbb'. The Rating Outlook for the Long-Term ID Rs is Stable. Fitch has also affirmed the Long-Term Foreign-Currency IDR of BCP's holding company, Credicorp Ltd., at 'BBB' with a Stable Outlook.

KEY RATING DRIVERS

BCP
Standalone Assessment: BCP's IDRs are driven by its VR of 'bbb', which is aligned with the implied VR. The bank's ratings are supported by its robust and leading market position, well- diversified business model, consistent funding strategies, and a solid and improving financial profile. However, these ratings are constrained at the sovereign level due to the bank's limited geographical diversification beyond Peru and significant exposure to foreign currency.

Leading Franchise: BCP is the leading bank within the Peruvian financial system and serves as the primary subsidiary of Credicorp Ltd., Peru's largest financial holding company. According to BCP's consolidated data, it held market shares of 36.16% for assets and 36.2% for deposits as of fiscal YE 2024. The bank continues to lead in all major credit segments and financial products, encompassing wholesale banking, small and medium-sized enterprise (SME) lending, microfinance, consumer banking, credit cards, mortgages, and demand, savings, and time deposits.

Stable Asset Quality: The non-consolidated past-due loans ratio over 90 days improved to 3.11% at YE 2024from 3.42% at YE 2023 due to adjustments of risk models, the release of Pension Fund Administrator (AFP) funds, and the improvement in the operating environment. The reserve coverage for impaired loans also improved to a conservative 194.1% at YE 2024. Although the entity's strategy to focus on the more profitable but riskier SME and consumer segments, Fitch expects asset quality to remain stable in 2025, as observed for 1Q25 (3.1%), reflecting the bank's conservative underwriting standards.

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Fitch Affirms Banco de Credito del Peru at 'BBB'; Outlook Stable
Solid Profitability: The operating profit-to-risk-weighted assets (RWA) ratio increased to 5.3% at 1Q25 from 4.3% at YE 2024. This improvement was primarily driven by a notable rise in the net interest margin, attributed to stronger growth in retail segments and an increase in low-cost deposits. Furthermore, credit costs have decreased due to lower provision expenses specifically for SMEs, as well as reduced administrative expenses. Fitch anticipates profitability will continue to improve in 2025, bolstered by a favorable operating environment, growth in the loan portfolio, and a gradual shift in the business mix towards retail lending.

Adequate Capitalization: The Common Equity Tier 1 (CET1) ratio decreased to 11.34% at 1Q25 from 13.1% at YE 2024, driven by a dividend payout of 91% of the 2024 earnings. This was partially offset by profit generation, a reduction in RWA, and a decrease in unrealized losses. Fitch does not anticipate capitalization pressures in 2025 and believes it will recover to historical levels. Also, regulation would be positive for Peruvian banks due to the ongoing adoption of Basel Ill principles. BCP has successfully adapted to higher and better-quality capital requirements, in accordance with new rules, even though the phase-in period ends in 2026.

Ample and Diversified Funding Base: BCP benefits from a low-cost deposit base, predominantly consisting of demand and savings deposits, as BCP has the largest deposit market share in Peru across all major products. The loan-to-deposit ratio significantly improved to 89.2% at 1Q25 from 99.6% at YE 2023 due to double-digit deposit growth of 11.6% in 2024. Fitch expects current liquidity to sufficiently support expected moderate loan growth, which should result in loans to customer deposits still below 100%.

CREDICORP LTD

IDRs Driven by Main Subsidiary's IDRs: Credicorp's IDRs are driven primarily by the IDR of its main subsidiary, BCP, which boasts a strong business and financial profile. Credicorp's Foreign Currency Long-Term IDR of 'BBB' with a Stable Outlook is equalized to BCP's rating, mainly due to Credicorp's low double leverage and strong liquidity management

Low Double Leverage: Double leverage is low at 99.2% at YE 2024 (average 2021- 2024: 100.4%). There is a long track record of significant dividend flows, particularly from BCP, which provide the majority of Credicorp's liquidity.
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Fitch Affirms Banco de Credito del Peru at 'BBB'; Outlook Stable
Strong Corporate Strategy: Credicorp is a non-operating holding company that maintains an integrated business platform comprising leading Peruvian and Bolivian banking, insurance, pension, and asset and wealth management companies, as well as entities in the microfinance (SME) sector in Peru and Colombia.

Consistent Performance: Credicorp's capital structure benefits from its subsidiaries' sound performance, which allows it to maintain consistent dividend flows. Consolidated profitability at YE 2024 improved, benefiting from loan portfolio growth and asset quality improvement, a stronger net interest margin primarily due to an increase on low-cost deposits, and significant gains from trading.

Senior Debt Ratings: The senior global debt rating is at the same level as Credicorp's Long- Term IDRs of 'BBB', as the likelihood of default on the notes is the same as that of Credicorp.

RATING SENSITIVITIES
Factors that Could, Individually or Collectively, Lead to Negative Rating Action/Downgrade
BCP

-- BCP's IDRs are sensitive to material deterioration in the local OE or a negative sovereign rating action.

-- BCP's VR could be affected if asset quality were to deteriorate significantly and cause a sustained decline in operating profits to RWAs below 2.5% and if the bank's CET1to RWA ratio were to fall below 10%, assuming maintenance of excess reserves and noncore loss absorbing capital, for more than four consecutive quarters.

CREDICORP

-- Credicorp's IDRs are at the same level as BCP's and would move in tandem with any rating action on its main operating subsidiary. However, Fitch could also downgrade Credicorp's ratings (separately from any action on BCP) if there is a material and sustained increase of its doubleleverage metrics (above 1.2x) and if there is a material weakening of the holding company's liquidity position and management;

-- A change in the dividend flows from the operating companies or debt levels at the holding company that affects its debt coverage ratios could also be detrimental to Credicorp's ratings;

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Fitch Affirms Banco de Credito del Peru at 'BBB'; Outlook Stable
Factors that Could, Individually or Collectively, Lead to Positive Rating Action/Upgrade
BCP

-- Over the medium term, BCP's VR could be upgraded by the confluence of improvement in the operating environment (OE) while the bank sustains its current strong financial profile.

CREDICORP

-- Credicorp Ltd's ratings would move in tandem with positive rating actions on its main operating subsidiary, BCP.

OTHER DEBT AND ISSUER RATINGS: KEY RATING DRIVERS

BCP's senior unsecured bonds are rated at the same level as the bank's IDRs, as the likelihood of default on the notes is the same as that of BCP.

Credicorp Ltd senior bonds: The rating of the senior global debt is at the same level as Credicorp's Long-Term Issuer Default Ratings (IDRs) of 'BBB', as the likelihood of default of the notes is the same as Credicorp's.

GOVERNMENT SUPPORT RATING (GSR)

BCP would be likely to receive support from the Peruvian government, given its high systemic importance, should it be required, underpinning its GSR. The ability of the sovereign to provide support is reflected in its 'BBB'/Stable IDR and underpinned by its sound financial position, ample foreign currency reserves, and low debt. Regulators have a clear mandate to protect and preserve the banking system through conservative regulation and capable supervision.

OTHER DEBT AND ISSUER RATINGS: RATING SENSITIVITIES

OTHER DEBT AND ISSUER RATINGS: RATING SENSITIVITIES

--BCP's senior debt ratings would move in line with its Long-Term IDR.
--The ratings for Credicorp's senior unsecured debt would move in line with its Long-Term IDR.

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Fitch Affirms Banco de Credito del Peru at 'BBB'; Outlook Stable
Factors That Could, Individually or Collectively, Lead to Negative Rating Action/Downgrade

--BCP's senior debt ratings would be downgraded if BCP's Long-Term IDR is downgraded;

--The ratings for Credicorp's senior unsecured debt would move in line with its Long-Term IDR,

--BCP's GSR would be affected if Fitch negatively changes its assessment of the government's ability and/or willingness to support the bank.

Factors That Could, Individually or Collectively, Lead to Positive Rating Action/Upgrade:

-- BCP's senior debt ratings would be upgraded if BCP's Long-Term IDR is upgraded;

--The ratings for Credicorp's senior unsecured debt would move in line with Credicorp's Long-Term IDR;

--BCP's GSR would be affected if Fitch positively changes its assessment of the government's ability and/or willingness to support the bank.

VR ADJUSTMENTS

-The OE score has been assigned above the implied score due to the following adjustment reason: Sovereign rating {positive).

-The Capitalization and Leverage score has been assigned above the implied score due to the following adjustment reason: Leverage and risk-weight calculation (positive).

REFERENCES FOR SUBSTANTIALLY MATERIAL SOURCE CITED AS KEV DRIVER OF RATING
The principal sources of information used in the analysis are described in the Applicable Criteria.

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Fitch Affirms Banco de Credito del Peru at 'BBB'; Outlook Stable
PUBLIC RATINGS WITH CREDIT LINKAGE TO OTHER RATINGS

The ratings of Credicorp Ltd are linked to Banco de Credito del Peru's ratings as it is its main subsidiary.

ESG CONSIDERATIONS

Unless otherwise disclosed in this section, the highest level of ESG credit relevance is a score of '3'. This means ESG issues are credit-neutral or have only a minimal credit impact on the entity, either due to their nature or the way in which they are being managed by the entity.

For more information on Fitch's ESG Relevance Scores, visit www.fitchratings.com/esg.

RATING ACTIONS

ENTITY/DEBT	RATING			PRIOR

Credicorp Ltd.	LT IDR	BBB	Affirmed	BBB

	ST IDR	F2	Affirmed	F2

senior unsecured	LT	BBB	Affirmed	BBB

Banco de Credito del Peru S.A.	LT IDR	BBB	Affirmed	BBB

	ST IDR	F2	Affirmed	F2

	LC LT IDR	BBB	Affirmed	BBB

	LC ST IDR	F2	Affirmed	F2

	Viability	bbb	Affirmed	bbb

	Government Support	bbb-	Affirmed	bbb-

senior unsecured	LT	BBB	Affirmed	BBB

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Fitch Affirms Banco de Credito del Peru at 'BBB'; Outlook Stable
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Additional information is available on www.ntchratings.com

PARTICIPATION STATUS

The rated entity (and/or its agents) or, in the case of structured finance, one or more of the transaction parties participated in the rating process except that the following issuer(s), if any, did not participate in the rating process, or provide additional information, beyond the issuer's available public disclosure.

APPLICABLE CRITERIA

Bank Rating Criteria (pub. 21 Mar 2025) (including rating assumption sensitivity)

ADDITIONAL DISCLOSURES

Dodd-Frank Rating Information Disclosure Form
Solicitation Status
Endorsement Policy

ENDORSEMENT STATUS

Banco de Credito del Peru S.A.	EU Endorsed, UK Endorsed
Credicorp Ltd.	EU Endorsed, UK Endorsed

DISCLAIMER & DISCLOSURES

All Fitch Ratings (Fitch) credit ratings are subject to certain limitations and disclaimers. Please read these limitations and disclaimers by following this link: https://www.ntchratings.com/understandingcreditratings.In addition, the following https://www.ntchratings.com/rating-defmitions document details Fitch's rating definitions for each ratings

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Fitch Affirms Banco de Credito del Peru at 'BBB'; Outlook Stable
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SOLICITATION STATUS

The ratings above were solicited and assigned or maintained by Fitch at the request of the rated entity/issuer or a related third party. Any exceptions follow below.

ENDORSEMENT POLICY

Fitch's international credit ratings produced outside the EU or the UK, as the case may be, are endorsed for use by regulated entities within the EU or the UK, respectively, for regulatory purposes, pursuant to the terms of the EU CRA Regulation or the UK Credit Rating Agencies (Amendment etc.) (EU Exit) Regulations 2019, as the case may be. Fitch's approach to endorsement in the EU and the UK can be found on Fitch's Regulatory Affairs page on Fitch's website. The endorsement status of international credit ratings is provided within the entity summary page for each rated entity and in the transaction detail pages for structured finance transactions on the Fitch website. These disclosures are updated on a daily basis.

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